UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



     (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q
                                 [ ] Form N-SAR

                         For Period Ended March 31, 2005

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: --------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




                         PART I--REGISTRANT INFORMATION

     Full Name of Registrant:   Financial Industries Corporation

     Address of Principal Executive Office:  6500 River Place Blvd., Building I
                                             Austin, Texas 78730



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                        PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, 11- K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The Registrant is unable to timely file its report on Form 10-Q for the three-month period ended March 31, 2005 (the "First Quarter 2005 Form 10-Q"). The Registrant has previously reported that it was unable to complete the filing of its Form 10-K for the year ended December 31, 2003 (the "2003 Form 10-K"), its Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004 (the "2004 Forms 10-Q"), and
     its report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") on a timely basis. The Registrant filed a Form 12b-25 on March 16, 2004, with respect to the late filing of its 2003 Form 10-K. Subsequently, the Registrant filed (i) a Form 12b-25 on May 18, 2004, with respect to the late filing of its Form 10-Q for the quarter ended March 31, 2004, (ii) a Form 12b-25 on August 10, 2004, with respect to the late filing of its Form 10-Q for the quarter ended June 30, 2004, (iii) a Form



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     12b-25 on November 10, 2004 for the quarter ended  September 30, 2004,  and
     (iv) a Form 12b-25 on March 17, 2005 with respect to the late filing of its 2004 Form 10-K. The Registrant has also filed several Current Reports on Form 8-K, including its Current Report on Form 8-K dated September 9, 2004, pertaining to the status of its work on the Form 10-K for the year ended December 31, 2003, and anticipates that it will, in the future, file a report on Form 8-K regarding the status of that work.

     As reported in its Form 12b-25 filed on March 17, 2005, the Registrant has been working to prepare its consolidated financial statements for the year ended December 31, 2003, and has engaged outside consultants to assist in this process. That work has adversely affected the ability of the Registrant to commence work on its consolidated financial statements for the year ended December 31, 2004, and to file its 2004 Form 10-K. In addition, the Registrant has not yet engaged an independent auditor with respect to the audit of its consolidated financial statements for the year ended December 31, 2004. The work on the 2003 Form 10-K has also adversely affected the ability of the Registrant to commence work on its consolidated financial statements to be included in its 2004 Forms 10-Q. The Registrant has not engaged an auditor for the reviews and other work associated with the quarterly financial statements to be included in the 2004 Forms 10-Q. In addition, the above-described work on the already late completion of financial statements and periodic reports has adversely affected the Registrant's ability to commence work on its consolidated financial statements for the quarter ended March 31, 2005 and its First Quarter 2005 Form 10-Q.

     The Registrant's ability to complete its 2003 Form 10-K, 2004 Form 10-K, 2004 Forms 10-Q, and its First Quarter 2005 Form 10-Q has also been adversely affected by the ongoing requirement to dedicate resources to the completion of the delinquent 2003 audited statutory financial statements of the Registrant's insurance company subsidiaries, and to complete its 2004 statutory financial statements (unaudited) of such subsidiaries. Under applicable state insurance regulations, the 2003 audited statutory statements were required to be filed by June 30, 2004, with the Texas Department of Insurance (the state of domicile of the insurance company subsidiaries) and June 1, 2004 in the other jurisdictions. There is substantial overlap between the work needed on the statutory financial statements and financial statements to be included in the 2003 Form 10-K and the Registrant's work on these state regulatory requirements has therefore been interdependent with certain of its work on the 2003 Form 10-K, primarily related to the reconciliation of intercompany accounts and the adjustment of various balance sheet accounts. On March 8, 2005, the Registrant completed the filing of the 2003 audited statutory financial statements of Family Life Insurance Company. In its filing on Form 12b-25 on March 17, 2005, the Registrant indicated that it expected that it would



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     complete the filing for Investors Life  Insurance  Company of North America
     ("Investors Life") on or before March 31, 2005. However, the completion of the audited statutory statements for Investors Life has taken substantially more time and effort than had been anticipated. The Registrant now anticipates that the Investors Life filing will be completed on or before May 20, 2005. As previously reported, the Registrant has completed the 2004
     statutory   financial   statements   (unaudited)   of  its  life  insurance
     subsidiaries, Family Life filed its statements on the March 1, 2005 due date, and Investors Life filed its statements on March 14, 2005. Since December 2004, the primary focus of the Registrant's accounting group on completing the statutory financial statements of its insurance company subsidiaries has significantly slowed its efforts to make progress on its Forms 10-K and Forms 10-Q.

     The Registrant has dedicated significant resources to the completion of the 2003 Form 10-K and the statutory financial statements described above. Accordingly, for the reasons set forth herein, and because the attention of the relevant personnel that prepare the Registrant's Form 10-K reports has been diverted from that task, the Registrant is unable to timely file its First Quarter 2005 Form 10-Q within the prescribed period without unreasonable or undue effort, expense or burden.

     In pursuing completion of the filing of the 2003 audited statutory financial statements, and the filing of the 2004 statutory financial statements (unaudited) of its insurance company subsidiaries, the Registrant has continued, and will continue, to work on the completion and filing of its 2003 Form 10-K. The Registrant does not expect that such filing is likely to occur before the end of June 2005 and there can be no assurance that the filing will occur by such date. Following completion of the work on the 2003 Form 10-K, the Registrant would expect to begin work on the 2004 Forms 10-Q, the 2004 Form 10-K and the First Quarter 2005 Form 10-Q. Registrant does not expect to be in a position to file its First Quarter 2005 Form 10-Q until after its has completed its 2004 Forms 10-Q and the 2004 Form 10-K.


                           PART IV--OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

                Vincent L. Kasch, Chief Financial Officer.      512-404-5510.

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
               [] Yes [x] No

               As described in Part III, above, the Registrant has not yet filed its 2003 Form 10-K, its 2004 Forms 10-Q, and its 2004 Form 10-K.



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          (3)  Is it  anticipated  that any  significant  change in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



           Explanation of Anticipated Change in Results of Operations

     As described in Part III, above, the Registrant has not yet filed its 2003 Form 10-K, its 2004 Forms 10-Q, its 2004 Form 10-K, or its First Quarter 2005 Form 10-Q. Due to the work involved in the completion of these already late reports, the Registrant is not in a position to provide either a reasonable estimate of the results for the quarter ended March 31, 2005, or a comparison of the results for the quarter ended March 31, 2005 with the results for the quarter ended March 31, 2004.

As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Financial Industries Corporation cautions that the statements in this Form 12b-25, including but not limited to, statements found in Part III- "Narrative" and this Part IV- "Other Information" relating to timing of filings, future filings, internal controls assessment and other matters that are not historical factual information are forward-looking statements that represent management's belief and assumptions based on currently available information. The information contained in this report relating to trends in the Company's operations and financial results and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning the financial results, economic conditions and are subject to known and unknown risks, uncertainties and other factors contemplated by the forward-looking statements. Such factors include, among other things: (1) timing and results of reviews, audits and assessments; (2) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value of the Company's investments and the lapse rate and profitability of policies; (3) the Company's ability to achieve anticipated levels of operational efficiencies and cost-saving initiatives; (4) customer response to new products, distribution channels and marketing initiatives; (5)



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mortality, morbidity and other factors which may affect the profitability of the
Company's insurance products; (6) our ability to develop and maintain effective risk management policies and procedures and to maintain adequate reserves for future policy benefits and claims; (7) changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of the Company's products; (8) increasing competition in the sale of insurance and annuities; (9) regulatory changes or actions, including those relating to regulation of insurance products and insurance companies; (10) ratings assigned to the Company's insurance subsidiaries by independent rating organizations such as A.M. Best, which the Company believes are particularly important to the sale of accumulation products; (11) the performance of our investment portfolios;
(12) the effect of changes in standards of accounting; (13) the effects and results of litigation; and (14) other factors discussed in the Company's other filings with the SEC, which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or
should  underlying   assumptions  prove  incorrect,   actual  results  may  vary
materially from those indicated. Investors should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company.


                                    Financial Industries Corporation
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 13, 2005                  By  /s/   Vincent L. Kasch
                                      __________________________________________
                                      Chief Financial Officer



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